News Release

FOR IMMEDIATE RELEASE

Terex Contacts:

Media	Investors
Mike Bazinet	Tom Gelston
Director, Global Communications	Director, Investor Relations
Phone: 203-222-6113	Phone: 203-222-5943
Email: michael.bazinet@terex.com	Email: thomas.gelston@terex.com

ASV Contact:
Media & Investors

Lisa Walsh

Director, Corporate Affairs

Phone: 218-327-5367

Email: lwalsh@asvi.com

TEREX TO ACQUIRE A.S.V., INC., MAKER OF COMPACT TRACK LOADERS

WESTPORT, CT, Jan. 14, 2008 – Terex Corporation (NYSE: TEX) today announced that it has reached a definitive agreement to acquire A.S.V., Inc. (NASDAQ: ASVI) through a tender offer followed by a merger. Headquartered in Grand Rapids, Minnesota, ASV is a manufacturer of compact rubber track loaders and related accessories, undercarriages and traction products. The transaction is valued at approximately $488 million, or $18 per fully diluted share of ASV common stock, and is subject to the valid tender of a majority of ASV’s fully diluted common shares, regulatory approvals and other customary conditions. Terex expects the transaction to close by the end of the first quarter of 2008.

“ASV is a leader in compact track loader technology and with the global reach of Terex, we see tremendous opportunity for expanding ASV product sales,” said Ronald M. DeFeo, Terex Chairman and Chief Executive Officer. “The ASV acquisition is an excellent strategic and cultural fit and provides a great addition to our product offerings as Terex continues to grow as a global construction equipment manufacturer. From a financial perspective, we expect that ASV will add approximately $220-250 million in sales on a 2008 full-year basis and we are confident that this acquisition will enhance future earnings growth potential for Terex.”

A simultaneous webcast of a conference call with analysts and institutional investors covering the facts and merits of the ASV transaction will be held today at 1:00 p.m. EST and archived for future reference, including a supporting slide presentation. The webcast can be accessed in listen-only mode through the investor relations section of www.terex.com. This webcast and conference call will not include comment on 2007 results or 2008 earnings guidance. Details for analysts and institutional investors on dial-in instruction for the call are provided towards the end of this release.

ASV compact track loaders feature a patent-protected undercarriage and exert one tenth the ground pressure of a skid steer loader, resulting in much less ground or turf damage during work. In addition, compact track loaders offer increased traction and greater stability. ASV compact track loaders will join an existing Terex compact equipment range of backhoe-loaders, mini excavators, compact wheel loaders, site dumpers, compaction rollers, light towers, generators and telehandlers.

“This combination with Terex is a perfect fit for ASV,” said Richard A. Benson, Chairman and CEO of ASV. “We gain access to the resources and know-how of a much larger company with a very impressive global footprint. ASV will have access to a broader product line and our production facilities could benefit significantly from the incremental volume of Terex machines. The timetable for meeting ASV’s strategic priorities is accelerated considerably by the merger, which is a big plus for employees, dealers and the communities in which we do business. Caterpillar Inc. (NYSE:CAT) a large ASV customer and owner of 23.5% of ASV shares, has indicated its support for the merger.”

“We are truly excited to welcome ASV, its team members and distributors to the Terex Construction family,” said Robert Isaman, President, Terex Construction. “There is no question that our combination with ASV represents a great step forward for both companies and that our customers in the construction, landscaping and homeowners with acreage segments will be the ultimate beneficiaries of our expanded product offerings.”

Call Details

The conference call covering the facts and merits of the ASV transaction will be held today at 1:00 p.m. EST. Ronald M. DeFeo, Chairman and CEO, will host the call. To access the call, call (877) 726-6603 least 10 minutes before the call is scheduled to begin.

To accommodate our audiences in earlier time zones or anyone unable to listen, there will be a replay of the teleconference. The replay will be available shortly after the conclusion of the call and can be accessed until Monday, January 21, 2008 at 5:00 p.m. EST. To access the replay, please call (800) 642-1687 and enter conference id #31122374.

International participants should call (706) 634-5517 at least 15 minutes before the start of the conference call. To access the replay, please call (706) 645-9291 and enter conference id #31122374.

About Terex

Terex Corporation is a diversified global manufacturer with 2006 net sales of $7.6 billion. Terex operates in five business segments: Aerial Work Platforms, Construction, Cranes, Materials Processing & Mining, and Roadbuilding, Utility Products and Other. Terex manufactures a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining, and utility industries. Terex offers a complete line of financial products and services to assist in the acquisition of Terex equipment through Terex Financial Services. More information on Terex can be found at www.terex.com.

About ASV

ASV, Inc. designs, manufactures and sells rubber track machines and related components, accessories, and attachments. Its purpose-built chassis and patented rubber track undercarriage technology are unique and lead all rubber track loaders in innovation and performance. ASV products are able to traverse nearly any terrain with minimal damage to the ground, making them effective in markets such as construction, landscaping, forestry and agriculture. ASV’s wholly-owned subsidiary Loegering Mfg., Inc. designs, manufactures and sells traction products and attachments for the skid-steer industry. For more information, visit ASV’s website at http://www.asvi.com/ or Loegering’s website at http://www.loegering.com/. Goldman, Sachs & Co. acted as financial advisor to ASV on this transaction.

Forward Looking Statements

This press release contains forward-looking information based on the current expectations of Terex Corporation and A.S.V, Inc. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and ASV, include those factors that are more specifically set forth in the public filings of Terex and ASV with the Securities and Exchange Commission. Actual events or the actual future results of Terex and ASV may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors.

The forward-looking statements speak only as of the date of this press release. Terex and ASV expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of ASV's common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy ASV common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov <file://www.sec.gov> or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

ASV will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about ASV, the tender offer and the merger, if and when available, without charge, at the SEC's Internet site (http://www.sec.gov <http://www.sec.gov> ). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about ASV, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to A.S.V., Inc., Attention: Investor Relations, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744, by phone at 218-327-5367, or on ASV's' Internet site at http://www.asvi.com.

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Terex Corporation

200 Nyala Farm Road, Westport, CT 06880